Merrill Lynch International

Form SBSE-A

Amendment - SBSE-A/A

November 13, 2023

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B

SKANDINAVISKA ENSKILDA BANKEN AB (Latvia) – Added to Custody, Clear, or Settle section

SKANDINAVISKA ENSKILDA BANKEN AB (Lithuania) – Added to Custody, Clear, or Settle section

Changes to Schedule B, Section II Item 14

Response to item 14 reflects a change in the Control Persons of Merrill Lynch International, as the result of organizational changes in its holding company structure.